PRIVILEGED AND CONFIDENTIAL

Exhibit 2.3
AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER
This Amendment, dated as of August 30, 2013 (this “Amendment”), to the AGREEMENT AND PLAN OF MERGER is by and among DAVITA HEALTHCARE PARTNERS INC., a Delaware corporation (“DaVita”), HEALTHCARE PARTNERS HOLDINGS, LLC, a California limited liability company (the “Company”), and ROBERT D. MOSHER, as the member representative (the “Member Representative”). Capitalized terms used and not otherwise defined herein have the meanings ascribed to them in that certain Agreement and Plan of Merger, dated as of May 20, 2012, as amended by that certain Amendment to Agreement and Plan of Merger, dated as of July 6, 2012 (the “Merger Agreement”), by and among DaVita, Seismic Acquisition LLC (“Merger Sub”), the Company, and the Member Representative, relating to the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity and as a wholly owned subsidiary of DaVita.
RECITALS
WHEREAS, pursuant to the Merger Agreement, if the Earn-Out EBITDA for the fiscal year ended December 31, 2013 is equal to or greater than $600,000,000, then (x) DaVita shall pay to the Members and holders of Company Options the Second Tranche (less the aggregate amount payable pursuant to clause (y) below) in cash, which shall be allocated among the Members and the holders of Company Options pro rata based on the Fully Diluted Units held by such Members or attributable to the Company Options held by such holders of Company Options as of immediately prior to the Closing relative to Total Outstanding Company Units, and (y) DaVita shall pay, or cause to be paid, any Nevada Second Tranche Payment that is due and payable pursuant to Section 1(b) of each of the Nevada Settlement Agreements;
WHEREAS, in light of the uncertainty whether Earn-Out EBITDA for the fiscal year ended December 31, 2013 will be equal to or greater than $600,000,000, DaVita and the Member Representative agree that, in lieu of waiting to the end of the fiscal year ending December 31, 2013, and making a final Earn-Out EBITDA determination for such period and calculating the resulting Per Unit Earn-Out Payment as described in Section 3.06 of the Merger Agreement, DaVita will pay the amounts as specified in this Amendment;
WHEREAS, it is the desire of DaVita and the Member Representative by entering into this Amendment to fully, completely, and permanently resolve all of the Member Representative’s, and the Members’ and holders of Company Options’ claims, against DaVita and the Company, together with the subsidiaries, affiliates, officers, managers, employees, and agents of each (collectively the “Released Parties”), whether such claims are presently known or unknown, related to the Second Tranche;
WHEREAS, the parties hereby agree that any claims that the Member Representative, or the Members or holders of Company Options, may have against the Released Parties related to

PRIVILEGED AND CONFIDENTIAL

the Second Tranche are fully released upon the execution of this Amendment and the payment of the amounts detailed below;
WHEREAS, JSA Healthcare Nevada, L.L.C., a Nevada limited liability company (“JSA”), and Sherif W. Abdou, M.D., a resident of the State of Nevada, are entering into an Amendment to Settlement Agreement, dated as of August 30, 2013 (the “Abdou Amendment”), pursuant to which the parties have agreed that they will release all claims against each other with respect to the Transaction Settlement Payment (as defined in the Abdou Amendment) and JSA will pay Dr. Abdou the amounts specified in the Abdou Amendment in full and final settlement of all claims relating to or arising out of the Transaction Settlement Payment;
WHEREAS, JSA and Amir Bacchus, M.D., a resident of the State of Nevada, are entering into an Amendment to Settlement Agreement, dated as of August 30, 2013 (the “Bacchus Amendment” and together with the Abdou Amendment, the “Doctor Amendments”), pursuant to which the parties have agreed that they will release all claims against each other with respect to the Transaction Settlement Payment (as defined in the Bacchus Amendment) and JSA will pay Dr. Bacchus the amounts specified in the Bacchus Amendment in full and final settlement of all claims relating to or arising out of the Transaction Settlement Payment; and
WHEREAS, pursuant to Section 10.07 of the Merger Agreement, the Merger Agreement may be amended or modified by an instrument in writing signed by, or on behalf of, DaVita, the Company, and the Member Representative.
NOW, THEREFORE, for and in consideration of the promises, covenants, and agreements contained herein and for good and valuable consideration, receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
AGREEMENTS

1.	Earn-Out Payments.

a.
DaVita and the Member Representative agree that, in lieu of waiting to the end of the fiscal year ending December 31, 2013, making a final Earn-Out EBITDA determination for such period and calculating the resulting Per Unit Earn-Out Payment as described in Section 3.06 of the Merger Agreement, and making payment of the Second Tranche or any other payment pursuant to or in respect of Section 3.06 of the Merger Agreement, DaVita will pay the amounts specified in Section 1b and (if applicable) 1c of this Amendment as full and final settlement of the Second Tranche and any and all other payments that may be required pursuant to Section 3.06 of the Merger Agreement.

b.
As soon as practicable following the execution of this Amendment, DaVita shall pay to the Members and holders of Company Options $68,750,000 (less $5,000,000 payable to Drs. Abdou and Bacchus pursuant to Section 1(a) of the Doctor Amendments) in cash.

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c.
In the event ABQ Health Partners, LLC (“ABQ”) or any of its affiliates enters into a binding agreement (or other arrangement satisfactory to DaVita) with Health Care Service Corporation (operating Blue Shield of New Mexico) (“HCSC”) to retain any portion of the Network Stability Payments described in that certain Coordinated Care Strategic Alliance Agreement, by and between ABQ and HCSC, effective July 23, 2012, then DaVita and the Member Representative will engage in negotiations to determine if, how much and when any additional payments will be made to the Members, holders of Company Options and Drs. Abdou and Bacchus.

2.	Shareholder Releases.

a.
Effective as of the date of this Amendment, the Member Representative, on behalf of each Member and holder of Company Options, agrees not to sue and fully releases and discharges the Released Parties with respect to and from any and all claims, demands, rights, liens, contracts, covenants, proceedings, causes of action, obligations, debts, and losses of whatever kind or nature in law, equity, or otherwise, whether now known or unknown, and whether or not concealed or hidden, all of which each such person now owns or holds or has at any time owned or held against the Released Parties connected with or relating to any matter occurring on or prior to the date of this Amendment related to the Second Tranche, or any other payments that may be required pursuant to Section 3.06 of the Merger Agreement; provided, however, that nothing in this Section 2(a) will be deemed to constitute a release by the Member Representative, or any Member or holder of Company Options, of any right of such person under this Amendment or any right of such person under the Merger Agreement other than those related to the Second Tranche.

b.
It is the intention of the Member Representative, on behalf of each Member and holder of Company Options, that such release be effective as a bar to each and every claim, demand, and cause of action specified in Section 2(a).

c.
The Member Representative, on behalf of each Member and holder of Company Options, acknowledges and intends that the Released Parties are being released from unknown and unforeseen claims to the fullest extent permitted by law and the Member Representative, on behalf of each Member and holder of Company Options, waives any defenses based thereon. The Member Representative, on behalf of each Member and holder of Company Options, acknowledges that such person has been advised by his attorneys with respect to this release.

3.
Transaction Settlement Payments. DaVita covenants and agrees that it shall timely make or pay any amounts required to be paid pursuant to Section 1 of each of the Doctor Amendments, and the Member Representative hereby authorizes such payments.

4.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York. All Actions arising out of or relating to this

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Amendment shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of the City of New York; provided, however, that, if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of the City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Amendment brought by any party hereto; (b) consent to service of process in accordance with the procedure set forth in Section 10.02 of the Merger Agreement; and (c) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Amendment or the Transactions may not be enforced in or by any of the above-named courts.

5.
Severability. If any term or other provision of this Amendment is invalid, illegal, or incapable of being enforced under any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect, provided that the economic and legal substance of the actions set forth herein is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

6.
Counterparts. This Amendment may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in "pdf" form) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

7.
No Other Amendment and Agreements. Except to the extent expressly amended by this Amendment, all terms of the Merger Agreement shall remain in full force and effect without further amendment, change, or modification.

[Signature page follows]

PRIVILEGED AND CONFIDENTIAL

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the date first written above by its representative thereunto duly authorized.

DAVITA INC.

By:	/s/ Kent J. Thiry
Name: Kent J. Thiry
Title: Chief Executive Officer

HEALTHCARE PARTNERS HOLDINGS LLC

By:	/s/ Robert J. Margolis
Name: Robert J. Margolis, M.D.
Title: Chief Executive Officer

MEMBER REPRESENTATIVE

/s/ Robert D. Mosher
Name: Robert D. Mosher

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger]

ny-1098228